UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

This current report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-4 of Grupo Televisa, S.A.B. (File No. 333-164595) filed on January 29, 2010.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 04	YEAR: 2009
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2009
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	126,568,376	100	122,851,805	100

s02	CURRENT ASSETS	68,382,457	54	68,558,937	56
s03	CASH AND AVAILABLE INVESTMENTS	29,941,488	24	35,106,060	29
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	18,399,183	15	18,199,880	15
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	3,659,551	3	2,346,795	2
s06	INVENTORIES	6,038,090	5	4,955,472	4
s07	OTHER CURRENT ASSETS	10,344,145	8	7,950,730	6
s08	LONG-TERM ASSETS	6,361,023	5	3,348,610	3
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	2,022,626	2	2,298,977	2
s11	OTHER INVESTMENTS	4,338,397	3	1,049,633	1
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	33,071,464	26	30,798,398	25
s13	LAND AND BUILDINGS	17,126,534	14	17,214,435	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	40,628,371	32	36,083,262	29
s15	OTHER EQUIPMENT	5,485,816	4	4,987,266	4
s16	ACCUMULATED DEPRECIATION	32,145,471	25	28,551,534	23
s17	CONSTRUCTION IN PROGRESS	1,976,214	2	1,064,969	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,218,864	9	11,433,783	9
s19	OTHER ASSETS	7,534,568	6	8,712,077	7

s20	TOTAL LIABILITIES	82,096,229	100	75,600,129	100

s21	CURRENT LIABILITIES	12,319,040	15	12,611,688	17
s22	SUPPLIERS	6,432,906	8	6,337,436	8
s23	BANK LOANS	1,433,015	2	2,270,353	3
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	235,271	0	151,628	0
s25	TAXES PAYABLE	940,975	1	830,073	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,276,873	4	3,022,198	4
s27	LONG-TERM LIABILITIES	43,149,657	53	37,852,746	50
s28	BANK LOANS	8,097,000	10	9,340,933	12
s29	STOCK MARKET LOANS	33,886,195	41	27,289,650	36
s30	OTHER LOANS WITH COST	1,166,462	1	1,222,163	2
s31	DEFERRED LIABILITIES	20,913,122	25	18,688,012	25
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,714,410	7	6,447,683	9

s33	STOCKHOLDERS' EQUITY	44,472,147	100	47,251,676	100

s34	NONCONTROLLING INTEREST	6,302,352	14	5,232,834	11
s35	CONTROLLING INTEREST	38,169,795	86	42,018,842	89
s36	CONTRIBUTED CAPITAL	14,567,803	33	14,608,894	31
s79	CAPITAL STOCK	10,019,859	23	10,060,950	21
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	10	4,547,944	10
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	23,601,992	53	27,409,948	58
s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,770,432	62	32,073,325	68
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,018,633	2	645,050	1
s80	SHARES REPURCHASED	(5,187,073)	(12)	(5,308,427)	(11)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	29,941,488	100	35,106,060	100
s46	CASH	29,941,488	100	35,106,060	100
s47	AVAILABLE INVESTMENTS	0	0	0	0

s07	OTHER CURRENT ASSETS	10,344,145	100	7,950,730	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	6,718	0	46,588	1
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	10,337,427	100	7,904,142	99

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,218,864	100	11,433,783	100
s48	DEFERRED EXPENSES (NET)	8,085,062	72	5,145,125	45
s49	GOODWILL	3,133,802	28	6,288,658	55
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	7,534,568	100	8,712,077	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	1,538,678	20	2,316,560	27
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,995,890	80	6,395,517	73

s21	CURRENT LIABILITIES	12,319,040	100	12,611,688	100
s52	FOREIGN CURRENCY LIABILITIES	4,661,673	38	5,984,666	47
s53	MEXICAN PESOS LIABILITIES	7,657,367	62	6,627,022	53

s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,276,873	100	3,022,198	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	ACCRUED INTEREST	464,621	14	439,777	15
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,612,037	80	2,382,428	79
s105	BENEFITS TO EMPLOYEES	200,215	6	199,993	7

s27	LONG-TERM LIABILITIES	43,149,657	100	37,852,746	100
s59	FOREIGN CURRENCY LIABILITIES	34,055,005	79	27,852,746	74
s60	MEXICAN PESOS LIABILITIES	9,094,652	21	10,000,000	26

s31	DEFERRED LIABILITIES	20,913,122	100	18,688,012	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	20,913,122	100	18,688,012	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,714,410	100	6,447,683	100
s66	DEFERRED TAXES	1,765,381	31	2,265,161	35
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	346,990	6	352,390	5
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,602,039	63	3,830,132	59

s79	CAPITAL STOCK	10,019,859	100	10,060,950	100
s37	CAPITAL STOCK (NOMINAL)	2,368,792	24	2,378,506	24
s38	RESTATEMENT OF CAPITAL STOCK	7,651,067	76	7,682,444	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,770,432	100	32,073,325	100
s93	LEGAL RESERVE	2,135,423	8	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	19,627,866	71	22,134,250	69
s45	NET INCOME FOR THE YEAR	6,007,143	22	7,803,652	24

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,018,633	100	645,050	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(1,150,335)	(113)	(995,855)	(154)
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	334,694	33	1,955	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	1,834,274	180	1,638,950	254

BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	56,063,417	55,947,249
s73	PENSIONS AND SENIORITY PREMIUMS	1,749,593	1,403,335
s74	EXECUTIVES (*)	39	40
s75	EMPLOYEES (*)	24,323	22,488
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	327,230,629,635	328,392,764,076
s78	REPURCHASED SHARES (*)	19,311,195,696	19,570,248,555
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON-CONSOLIDATED COMPANIES	633,754	1,391,927

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 to DECEMBER 31, 2009 and 2008
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	52,352,501	100	47,972,278	100
r02	COST OF SALES	27,556,757	53	25,221,943	53
r03	GROSS PROFIT	24,795,744	47	22,750,335	47
r04	GENERAL EXPENSES	9,638,876	18	7,622,528	16
r05	OPERATING INCOME (LOSS)	15,156,868	29	15,127,807	32
r08	OTHER INCOME AND (EXPENSE), NET	(1,764,846)	(3)	(952,139)	(2)
r06	INTEGRAL RESULT OF FINANCING	(2,973,254)	(6)	(830,882)	(2)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	(715,327)	(1)	(1,049,934)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	9,703,441	19	12,294,852	26
r10	INCOME TAXES	3,120,744	6	3,564,195	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	6,582,697	13	8,730,657	18
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	CONSOLIDATED NET INCOME	6,582,697	13	8,730,657	18
r19	NONCONTROLLING INTEREST NET INCOME	575,554	1	927,005	2
r20	CONTROLLING INTEREST NET INCOME	6,007,143	11	7,803,652	16

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	52,352,501	100	47,972,278	100
r21	DOMESTIC	44,574,144	85	41,176,318	86
r22	FOREIGN	7,778,357	15	6,795,960	14
r23	TRANSLATED INTO DOLLARS (***)	594,676	1	491,038	1

r08	OTHER INCOME AND (EXPENSE), NET	(1,764,846)	100	(952,139)	100
r49	OTHER INCOME AND (EXPENSE), NET	(1,727,770)	98	(924,794)	97
r34	EMPLOYEES' PROFIT SHARING, CURRENT	40,920	(2)	26,896	(3)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	(3,844)	0	449	0

r06	INTEGRAL RESULT OF FINANCING	(2,973,254)	100	(830,882)	100
r24	INTEREST EXPENSE	3,136,411	(105)	2,816,369	(339)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,053,411	(35)	1,299,789	(156)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(890,254)	30	685,698	(83)
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	INCOME TAXES	3,120,744	100	3,564,195	100
r32	INCOME TAX, CURRENT	4,202,018	135	3,146,339	88
r33	INCOME TAX, DEFERRED	(1,081,274)	(35)	417,856	12

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	66,036,285	55,859,131
r37	TAX RESULT FOR THE YEAR	11,815,267	8,404,771
r38	NET SALES (**)	52,352,501	47,972,278
r39	OPERATING INCOME (**)	15,156,868	15,127,807
r40	CONTROLLING INTEREST NET INCOME (**)	6,007,143	7,803,652
r41	NET CONSOLIDATED INCOME (**)	6,582,697	8,730,657
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	4,929,589	4,311,115

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM OCTOBER 1 TO DECEMBER 31, 2009 AND 2008
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	15,163,434	100	14,471,598	100
rt02	COST OF SALES	7,979,263	53	7,434,177	51
rt03	GROSS PROFIT	7,184,171	47	7,037,421	49
rt04	GENERAL EXPENSES	2,889,051	19	2,278,559	16
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	4,295,120	28	4,758,862	33
rt08	OTHER INCOME AND (EXPENSE), NET	(1,408,494)	(9)	(338,067)	(2)
rt06	INTEGRAL RESULT OF FINANCING	(916,871)	(6)	499,587	3
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(124,586)	0	(613,154)	(4)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,845,169	12	4,307,228	30
rt10	INCOME TAXES	880,684	6	1,347,012	9
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	964,485	6	2,960,216	20
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	964,485	6	2,960,216	20
rt19	NET INCOME OF MINORITY INTEREST	(223,652)	(1)	117,859	1
rt20	NET INCOME OF MAJORITY INTEREST	1,188,137	8	2,842,357	20

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	15,163,434	100	14,471,598	100
	DOMESTIC	13,198,341	87	12,313,038	85
rt22	FOREIGN	1,965,093	13	2,158,560	15
rt23	TRANSLATED INTO DOLLARS (***)	164,096	1	67,085	0

rt08	OTHER INCOME AND (EXPENSE), NET	(1,408,494)	100	(338,067)	100
	OTHER INCOME AND (EXPENSE), NET	(1,378,583)	98	(313,155)	93
	EMPLOYEES' PROFIT SHARING, CURRENT	32,917	(2)	24,463	(7)
	EMPLOYEES' PROFIT SHARING, DEFERRED	(3,006)	0	449	(0)

rt06	INTEGRAL RESULT OF FINANCING	(916,871)	100	499,587	100
	INTEREST EXPENSE	796,514	(87)	843,495	169
	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
	OTHER FINANCE COSTS	0	0	0	0
	INTEREST INCOME	272,409	(30)	213,933	43
	OTHER FINANCIAL PRODUCTS	0	0	0	0
	FOREIGN EXCHANGE GAIN (LOSS), NET	(392,766)	43	1,129,149	226
	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	INCOME TAXES	880,684	100	1,347,012	100
	INCOME TAX, CURRENT	1,982,869	225	594,417	44
	INCOME TAX, DEFERRED	(1,102,185)	(125)	752,595	56

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,372,334	1,205,331

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS
(Thousands of Mexican Pesos)	Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	9,703,441	12,294,852
e02	+ (-) ITEMS NOT REQUIRING CASH	973,755	342,945
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	6,743,554	6,435,382
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,843,196	6,837,493
e05	CASH FLOW BEFORE INCOME TAX	20,263,946	25,910,672
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,129,241)	(3,652,879)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	15,134,705	22,257,793

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(12,575,243)	(11,361,475)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	2,559,462	10,896,318

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(7,640,013)	(1,885,521)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,080,551)	9,010,797
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(105,530)	131,854
e13	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35,127,569	25,963,409
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	29,941,488	35,106,060

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS
(Thousands of Mexican Pesos)	Final Printing
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	973,755	342,945
e15	+ ESTIMATES FOR THE PERIOD	897,162	337,478
e16	+ PROVISIONS FOR THE PERIOD	-	-
e17	+ (-) OTHER UNREALIZED ITEMS	76,593	5,467

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	6,743,554	6,435,382
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	4,929,589	4,311,115
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND
	EQUIPMENT	-	-
e20	+ IMPAIRMENT LOSS	1,160,094	609,595
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	715,327	1,049,934
e22	(-) DIVIDENDS RECEIVED	-	-
e23	(-) INTEREST INCOME	(19,531)	-
e24	(-) + OTHER ITEMS	(41,925)	464,738

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,843,196	6,837,493
e25	+ ACCRUED INTEREST	2,832,675	2,529,221
e26	+ (-) OTHER ITEMS	10,521	4,308,272

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(5,129,241)	(3,652,879)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,082,292)	(1,094,389)
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(719,793)	(1,562,144)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,348,251)	(391,399)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(80,920)	1,577,231
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,384,057	475,347
e32	+ (-) INCOME TAXES PAID OR RETURNED	(4,282,042)	(2,657,525)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(12,575,243)	(11,361,475)
e33	- PERMANENT INVESTMENT IN SHARES	(809,625)	(1,982,100)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	57,800	109,529
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(6,410,869)	(5,191,446)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	248,148	91,815
e37	- INVESTMENT IN INTANGIBLE ASSETS	(569,601)	(1,489,174)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-	-
e39	- OTHER PERMANENT INVESTMENTS	-	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-	-
e41	+ DIVIDEND RECEIVED	-	-
e42	+ INTEREST RECEIVED	-	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO
	THIRD PARTIES	-	-
e44	+ (-) OTHER ITEMS	(5,091,096)	(2,900,099)

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(7,640,013)	(1,885,521)
e45	+ BANK FINANCING	50,000	-
e46	+ STOCK MARKET FINANCING	7,612,055	5,241,650
e47	+ OTHER FINANCING	-	-
e48	(-) BANK FINANCING AMORTIZATION	(2,384,814)	(478,769)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-	(122,886)
e50	(-) OTHER FINANCING AMORTIZATION	(138,807)	(97,696)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-	-
e52	(-) DIVIDENDS PAID	(9,163,857)	(2,229,973)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-
e55	- INTEREST EXPENSE	(2,807,843)	(2,407,185)
e56	- REPURCHASE OF SHARES	(677,190)	(1,112,568)
e57	+ (-) OTHER ITEMS	(129,557)	(678,094)

* IN CASE THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	12.57%		18.20%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	14.80%		18.48%
p03	NET INCOME TO TOTAL ASSETS (**)	5.20%		7.11%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	132.70%		31.70%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.00%		0.00%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.41	times	0.39	times
p07	NET SALES TO FIXED ASSETS (**)	1.58	times	1.56	times
p08	INVENTORIES TURNOVER (**)	4.56	times	5.09	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	110	days	119	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.00%		7.20%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	64.86%		61.54%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.85	times	1.60	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	47.16%		44.76%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	130.47%		122.90%
p15	OPERATING INCOME TO INTEREST PAID	4.83	times	5.37	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.64	times	0.63	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.55	times	5.44	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.06	times	5.04	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.83	times	0.91	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	243.05%		278.36%

(**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0.00		$0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00		$0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.02		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0.00		$0.00

d08	CARRYING VALUE PER SHARE	$0.12		$0.13

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.03		$0.01

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	3.98	times	2.66	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	25.48	times	14.46	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERRED SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES1
CONSOLIDATED
Final Printing

S: BALANCE SHEET
     CERTAIN RECLASSIFICATIONS HAVE BEEN MADE TO DECEMBER 31, 2008 TO FINANCIAL INFORMATION TO CONFORM TO THE DECEMBER 31, 2009 PRESENTATION.

S03:  CASH AND AVAILABLE INVESTMENTS
     INCLUDES CASH AND CASH EQUIVALENTS FOR PS. 28,718,328 AND PS. 33,656,372 AS OF DECEMBER 31, 2009 AND 2008, RESPECTIVELY,

S07:  OTHER CURRENTS ASSETS
     INCLUDES TEMPORARY INVESTMENTS FOR PS. 8,902,346 AND PS. 6,798,271 AS OF DECEMBER 31, 2009 AND 2008, RESPECTIVELY.

S31:  DEFERRED LIABILITIES
     INCLUDES PS. 19,858,290 AND PS. 18,098,643 AS OF DECEMBER 31, 2009 AND 2008, RESPECTIVELY, OF A SHORT-TERM NATURE.

(1)THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DERIVATIVE FINANCIAL INSTRUMENTS1
CONSOLIDATED
Final Printing

(1)PLEASE REFER TO OUR FORM 6-K FILED ON MARCH 2, 2010.

							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,529,976,540	0	111,529,976,540	0	819,434	0
B	0.00000	0	51,580,618,803	0	51,580,618,803	0	382,758	0
D	0.00000	0	82,060,017,146	0	82,060,017,146	0	583,300	0
L	0.00000	0	82,060,017,146	0	0	82,060,017,146	583,300	0
TOTAL			327,230,629,635	0	245,170,612,489	82,060,017,146	2,368,792	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	327,230,629,635

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVES DATA

BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. CARLOS MADRAZO VILLASEÑOR
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	cmadrazov@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	MICHAEL LARSON

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	FRANCISCO JOSÉ CHÉVEZ ROBELO

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO ALEJANDRO MENDOZA GIMÉNEZ

POSITION:	DIRECTOR
NAME:	PEDRO CARLOS ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES
CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CABLESTAR, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	57,195,341	15.40
2	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	110,639,433	100.00
3	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
4	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	100.00
5	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,868,959,000	100.00
6	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
7	EN VIVO US HOLDING, LLC	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1	100.00
8	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	100.00
9	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
10	GRUPO TELESISTEMA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	24,957,165	100.00
11	KAPA CAPITAL, S.A. DE C.V. SOFOM	PROMOTION AND DEVELOPMENT OF
	E.N.R.	COMPANIES	1,771,228	100.00
12	KASITUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	999	100.00
13	MULTIMEDIA TELECOM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	999	100.00
14	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	4,109,462	100.00
15	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
16	SOMOS TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	999	100.00
17	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
18	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
19	TELESISTEMA MEXICANO, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	497	100.00
20	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	100.00
21	TELEVISA ENTERPRISES, INC	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,000	100.00
22	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	4,390,573	100.00
23	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	100.00
24	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
25	TSM CAPITAL, S.A. DE C.V. SOFOM E.N.R.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,064,791	100.00
26	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
COMPANY NAME		MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	53,694
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	32.70	49	79,234
3	CABLE SISTEMA DE VICTORIA, S.A.
	DE C,V,	TV CABLE TRANSMISSION	1	50.00	41,314	41,314
4	CENTROS DE CONOCIMIENTO
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	21,491
5	COMUNICABLE, S.A. DE C.V.	TV CABLE TRANSMISSION	1	50.00	16,918	16,918
6	COMUNICABLE DE VALLE HERMOSO
7	S.A. DE C.V.	TV CABLE TRANSMISSION	1	50.00	4,019	4,019
8	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	188,684	25.00	451,126	248,162
9	CORPORATIVO TD SPORTS,	COMMERCIALIZATION OF
	S.A. DE C.V	TELEVISION PROGRAMMING	53,807	49.00	53,807	53,809
10	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	48.99	4,384	845
11	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	2,418
12	ENDEMOL LATINO, N.A., LLC.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	1	49.00	3,308	3,205
13	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	1,070
14	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES LA SEXTA, S.A.	TELEVISION PROGRAMMING	11,243,896	40.52	3,854,629	1,043,752
15	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	39.36	99,758	2,622
16	OCESA ENTRETENIMIENTO,	LIVE ENTERTAINMENT IN
	S.A. DE C.V.	MEXICO	14,100,000	40.00	1,062,811	429,388
17	TELECABLE DE MATEHUALA S.A. DE C.V.	TV CABLE TRANSMISSION	1	50.00	14,739	14,739
18	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	5,946
	TOTAL INVESTMENT IN ASSOCIATES				5,831,569	2,022,626

	OTHER PERMANENT INVESTMENTS					4,338,397

	TOTAL		5,831,569			6,361,023

CREDITS BREAKDOWN
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
INBURSA, S.A.	NA	10/22/2004	4/23/2012	10.35		1,000,000		1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	TIIE+.24						1,400,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	1/16/2005	1/15/2010	8.35%		50,000
BANCO MERCANTIL DEL NORTE, S.A.	NA	8/16/2005	3/29/2010	TIIE+1.50		300,000
BANAMEX, S.A.	NA	10/2/2009	3/31/2010	TIIE+2.20		50,000
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3MLIBOR+.525											2,943,000
BANK OF AMERICA	YES	3/31/2000	3/31/2010	LIBOR+1.25								33,015
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3MLIBOR+.600											654,000

OTHER
TOTAL BANKS					-	1,400,000	-	1,000,000	-	3,500,000	-	33,015	-	-	3,597,000	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41									941,119
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,924,000
HOLDERS	YES	3/18/2005	3/18/2025	6.97												7,848,000
HOLDERS	YES	5/6/2008	5/15/2018	6.31												6,540,000
HOLDERS	YES	11/15/2005	11/15/2015	9.86												2,285,076
HOLDERS	YES	11/23/2009	1/15/2040	6.97												7,848,000
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	941,119	0	0	28,445,076
SUPPLIERS
VARIOUS	NA	12/31/2009	12/31/2010		0	3,346,340	0	0	0	0
VARIOUS	YES	9/30/2009	9/30/2010								0	3,086,566	0	0	0	0
TOTAL SUPPLIERS					0	3,346,340	0	0	0	0	0	3,086,566	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	NA	6/1/2009	8/1/2013	VARIOUS	0	71,105	46,467	38,517	9,668	0
VARIOUS	YES	5/1/2007	11/15/2022	VARIOUS								164,166	178,327	200,375	224,514	468,594
TOTAL OTHER LOANS WITH COST					0	71,105	46,467	38,517	9,668	0	0	164,166	178,327	200,375	224,514	468,594

OTHER CURRENT LIABILITIES
WITHOUT COST (S26)
VARIOUS	NA				0	1,969,187
VARIOUS	YES										0	1,307,686
TOTAL CURRENT LIABILITIES WITHOUT COST					0	1,969,187	-	-	-	-	-	1,307,686	-	-	-	-

TOTAL					-	6,786,632	46,467	1,038,517	9,668	8,000,000	-	4,591,433	1,119,446	200,375	3,821,514	28,913,670

NOTES
  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY WERE AS FOLLOWS:

$13.0800	PESOS PER U.S. DOLLAR
0.0257	PESOS PER CHILEAN PESO

IT DOESN'T INCLUDE LIABILITIES OF TAXES PAYABLE IN FOREIGN CURRENCY AND MEXICAN PESOS (REF S25 TAXES PAYABLE) OF PS.70,240 AND PS.870,735, RESPECTIVELY, FOR EFFECTS OF VALIDATION OF THE SYSTEM.

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,413,980	31,574,858	203,754	2,665,103	34,239,961

LIABILITIES POSITION	3,035,255	39,701,135	138,934	1,817,257	41,518,392

SHORT-TERM LIABILITIES POSITION	220,964	2,890,209	135,433	1,771,464	4,661,673

LONG-TERM LIABILITIES POSITION	2,814,291	36,810,926	3,501	45,793	36,856,719

NET BALANCE	(621,275)	(8,126,277)	64,820	847,846	(7,278,431)

NOTES
MONETARY ASSETS INCLUDE  U.S.$61,911 THOUSAND DOLLARS OF LONG-TERM HELD-TO-MATURITY INVESTMENTS AND U.S.$216,090 THOUSAND DOLLARS OF AVAILABLE-FOR-SALE INVESTMENTS.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :
PS.	13.0800	PESOS PER U.S. DOLLAR
	18.7449	PESOS PER EURO
	12.4952	PESOS PER CANADIAN DOLLAR
	3.4421	PESOS PER ARGENTINEAN PESO
	0.6660	PESOS PER URUGUAYAN PESO
	13.0800	PESOS PER PANAMANIAN BALBOA
	0.0257	PESOS PER CHILEAN PESO
	0.0063	PESOS PER COLOMBIAN PESO
	4.5243	PESOS PER PERUVIAN NUEVO SOL
	12.6377	PESOS PER SWISS FRANC
	6.0837	PESOS PER STRONG BOLIVAR
	7.4979	PESOS PER BRAZILIAN REAL
	21.1479	PESOS PER STERLING LIBRA
	1.9156	PESOS PER CHINESE YUAN
	0.1405	PESOS PER JAPANESE YEN
	11.7557	PESOS PER AUSTRALIAN DOLLAR
	1.7653	PESOS PER SWEDISH KRONA

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.36,856,719 IS REPORTED AS FOLLOWS:

REF.	S27	LONG-TERM LIABILITIES	PS.	34,055,005
REF.	S69	OTHER LONG-TERM LIABILITIES	PS.	2,801,714

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF DECEMBER 31, 2009), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES, PS. 4,500 MILLION SENIOR NOTES, AND U.S.$600 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN 2011, 2018, 2025, 2032, 2037 AND 2040, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS, RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT DECEMBER 31, 2009, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)
TELEVISION:		0	0
CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS,	0	0
	TELEVISION STATION FACILITIES.	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS.	0	0
PUBLISHING:		0	0
EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS.	0	0
RADIO:		0	0
SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS.	0	0
CABLE TELEVISION:		0	0
CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT.	0	0
OTHER BUSINESSES:		0	0
IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS
CONSOLIDATED
Final Printing
MAIN RAW	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	COST PRODUCTION (%)

PROGRAMS AND FILMS	ALAMEDA
FILMS, S.A
	DE C.V.	DOMESTIC
CHURUBUSCO,
S.A. DE
	C.V.	DOMESTIC
CINEMATO
GRAFICA,
RODRIGUEZ,
S.A. DE
	C.V.	DOMESTIC
DIANA
INTERNACIONAL
FILMS,
S.A. DE
	C.V.	DOMESTIC
RENE DUARTE
	OSORIO	DOMESTIC
CINE
FALCON
PRODUCCIO-
	NES, S.A.	DOMESTIC
GUSSI, S.A.
	DE C.V.	DOMESTIC
GUSTAVO
ALATRISTE
	RODRIGUEZ	DOMESTIC
	NUVISION, S.A.	DOMESTIC
PELICULAS
RODRIGUEZ,
	S.A.	DOMESTIC
PELICULAS
Y VIDEOS
INTERNACIO-
NALES, S.A.
	DE C.V.	DOMESTIC
PRODUCCIONES
AGUILA,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
ALFA
AUDIOVISUAL,
	S.A. DE C.V.	DOMESTIC
SECINE,
S.A. DE
	C.V.	DOMESTIC
PRODUCCIONES
	TOBARI, S.A.	DOMESTIC
QUALITY
FILMS, S.
DE R.L. DE
	C.V.	DOMESTIC
REYNALDO
	PUENTE	DOMESTIC
OTHER
4 KIDS
	ENTERTAINMENT	FOREIGN	NO
ALFRED
HABER
DISTRIBUTION,
	INC.	FOREIGN	NO
ALLIANCE ATLAN-
TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO
CONTENTFILM
INTERNATIONAL
	LIMITED	FOREIGN	NO
DUO ENTERTAIN
VERTRIEBS
	GMHB	FOREIGN	NO
RIGHS DISTRIBU-
	TION LIMITED	FOREIGN	NO
CBS
	STUDIOS, INC.	FOREIGN	NO
DREAMWORKS
	LLC.	FOREIGN	NO
HEARTS
	ENTERTAINMENT	FOREIGN	NO
INDEPENDENT
INTERNATIONAL
	TELEVISION, INC.	FOREIGN	NO
LUCAS
	FILM, LTD.	FOREIGN	NO
METRO GOLDWYN
MAYER INTERNATI-
	ONAL	FOREIGN	NO
MTV NETWORKS
A DIVISION OF
	VIACON, INT.	FOREIGN	NO
MULTIFILMS
	BV	FOREIGN	NO
SONY PICTURES
TELEVISION
	INTERNATIONAL	FOREIGN	NO
TELEMUNDO
INTERNATIO-
	NAL, LLC.	FOREIGN	NO
TOEI
ANIMATION
	CO., LTD	FOREIGN	NO
TWENTIETH
CENTURY
FOX
	INTERNATIONAL	FOREIGN	NO
UNIVERSAL
STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO
WARNER BROS.
INTERNATIONAL
	TELEVISION	FOREIGN	NO
OTHER
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
CONDUCTORES,
	S.A. DE C.V.	DOMESTIC
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES
COUCHE PAPER	ABASTECEDORA
	LUMEN	DOMESTIC
GRUPO PAPE
	LERO SCRIBE	DOMESTIC
PAPELERA
LOZANO
	HERMANOS	DOMESTIC
PAPELES
	PLANOS, S.A.	DOMESTIC
	STORAM ENSON	FOREIGN	NO
	BULKLEY DUNTON	FOREIGN	NO
	M REAL	FOREIGN	YES
MYLLIKOSKI
	PAPEL	FOREIGN	YES
	UPM	FOREIGN	NO
	CATALYST	FOREIGN	NO
PAPER AND IMPRESSION	PRODUCTORA CO-
MERCIALIZADORA Y
EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC
COMPAÑÍA
EXCEL
SERVIGRAFICA,
S.A. DE
	C.V.	DOMESTIC
OFFSET
MULTICOLOR
	S.A.	DOMESTIC
	IMPRESOS MOINO	DOMESTIC
LITOGRAFICA
MAGNO
GRAF,
S.A. DE
	C.V.	DOMESTIC
PROCESOS
INDUSTRIALES
	DE PAPEL, S.A.	DOMESTIC
BARNICES PARA
EDICIONES DE
	LIBROS, S.A.	DOMESTIC
SERVICIOS PRO-
FESIONALES
DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC
METROCOLOR
	DE MEXICO, S.A.	DOMESTIC
REPRODU-
CCIONES
FOTOME
	CANICAS, S.A.	DOMESTIC
GRÁFICA LA
	PRENSA, S.A.	DOMESTIC
EDITORIAL
ULTRA,
	S.A.	DOMESTIC
QUEBECOR
WORLD
	MEXICO	DOMESTIC
FORMADORES
Y EDITORES
	DE LIBROS	DOMESTIC
PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES
EDITORA
	GEMINIS	FOREIGN	YES
	EDITORES, S.A.	FOREIGN	YES
EDITORIAL
LA PATRIA,
	S.A.	FOREIGN	YES
PRINTER COLOM-
	BINA, S.A.	FOREIGN	YES
	QUEBECOR	FOREIGN	YES
	RR DONNELLEY	FOREIGN	NO
GRUPO
OP
GRAFICAS,
	S.A.	FOREIGN	YES
ST.
	IVES	FOREIGN	NO
COLOMBO
ANDINA DE
	IMPRESOS	FOREIGN	YES

NOTES

SALES DISTRIBUTION BY PRODUCT
SALES
CONSOLIDATED
Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
	(THOUSANDS)		(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(1,141,574)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	5	20,813,461			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		104,297			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		1,588,299			T.V. CABLE DE PROVINCIA, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELECABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TVI NACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
ADVERTISED TIME SOLD		444,097			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	39,194	647,659		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				ESPECIAL MARVEL SEMANAL MAGAZINE
				TU MAGAZINE
				SOY AGUILA MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		755,183			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					WATA GROUP, S.A. DE C.V.
					ACTIVE INTERNATIONAL MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					NISSAN MEXICANA, S.A. DE C.V.
					PRODUCCIONES INFOVISIÓN, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		28,846			VARIOUS
SKY :
DTH BROADCAST SATELLITE		8,806,071		SKY	SUBSCRIBERS
PAY PER VIEW		200,584
CHANNEL COMMERCIALIZATION		150,023			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
					HERSHEY MEXICO, S. DE R.L. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					SIGMA ALIMENTOS COMERCIAL, S.A. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		4,940,141		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		1,203,506
SERVICE INSTALLATION		65,680
PAY PER VIEW		73,501			HERSHEY MEXICO, S. DE R.L. DE C.V.
CHANNEL COMMERCIALIZATION		248,809			KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
TELEPHONY		819,524			L.G. ELECTRONICS MEXICO, S.A DE C.V.
TELECOMMUNICATIONS		1,277,926
OTHER		67,637
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		575,253			OPERADORA COMERCIAL DE DESARROLLO, S.A. DE C.V.
					CINEMAS LUMIERE, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		578,205		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		312,196		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
GAMING		1,423,083		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		426,005			PEGASO, PCS, S.A. DE C.V.
					MARKETING MODELO, S.A DE C.V.
					PROPIMEX, S.A.DE C.V.
					TIENDAS COMERCIAL MEXICANA, S.A. DE C.V.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVEZAS CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	11,352	165,732		HOLA MEXICO MAGAZINE	VARIOUS
				EL SOLITARIO MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				WWWE LUCHA LIBRE AMERICANA MAGAZINE	DEALERS
				MEXICO DESCONOCIDO MAGAZINE	COMMERCIAL CENTERS (MALLS)
				ENTREPRENEUR MAGAZINE
				TV NOTAS MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(24,561)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		277,260			INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
					ZENITHGPE
OTHER INCOME		366,618			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		623,176			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		81,007			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,845,918		TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	55,173	930,938		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		993,430			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		848,538		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		545,063			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		16,853		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	18,121	270,747		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				MAGALY TV MAGAZINE
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		3,370			WARNER BROS ENTERTAINMENT, INC.
TOTAL		52,352,501

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		110,363	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION
OTHER INCOME		348,537	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		475,649	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		2,845,918	UNITED STATES OF AMERICA	TELEVISA	CIA PERUANA DE RADIODIFUSIÓN
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		16,853	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		3,370	UNITED STATES OF AMERICA		WARNER BROS ENTERTAINMENT, INC.

INTERSEGMENT ELIMINATIONS		(16,915)
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		166,897	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					GROUP MOTION

OTHER INCOME		18,081	UNITED STATES OF AMERICA		VARIOUS

PAY TELEVISION NETWORKS:
SALES OF SIGNALS		147,527	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION

ADVERTISING TIME SOLD		81,007			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	55,173	930,938	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		993,430			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					P & G PRESTIGE
SKY:
DTH BROADCAST SATELLITE		848,538	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		545,063	UNITED STATES OF AMERICA		SUBSCRIBERS

OTHER BUSINESSES:
PUBLISHING DISTRIBUTION	18,121	270,747	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	ABC MIS PRIMEROS PASOS MAGAZINE	DEALERS
				HOLA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				MAGALYTV MAGAZINE
INTERSEGMENT ELIMINATIONS		(7,646)
TOTAL	73,294	7,778,357

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)
CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES  AT DECEMBER 31, 2009 INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR-DENOMINATED PROJECTS:

EQUIPMENT OF THE CABLE TELEVISION
NETWORK	U.S.$	259.2	U.S.$	137.5	53%

INFORMATION TECHNOLOGY PROJECTS		36.1		20.7	57%

MEXICAN PESOS-DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	634.3	PS.	333.5	53%

INFORMATIONTECHNOLOGYPROJECTS		27.0		2.2	8%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)
CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE.  RESULTING EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

BEGINNING ON JANUARY 1, 2008, FOR NON-MEXICAN SUBSIDIARIES AND AFFILIATES OPERATING IN A LOCAL CURRENCY ENVIRONMENT, ASSETS AND LIABILITIES ARE TRANSLATED INTO MEXICAN PESOS AT YEAR-END EXCHANGE RATES, AND RESULTS OF OPERATIONS AND CASH FLOWS ARE TRANSLATED  AT AVERAGE EXCHANGE RATES PREVAILING DURING THE YEAR.  RESULTING TRANSLATION ADJUSTMENTS ARE ACCUMULATED AS A SEPARATE COMPONENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS IN CONSOLIDATED STOCKHOLDERS´ EQUITY.  ASSETS AND LIABILITIES OF NON-MEXICAN SUBSIDIARIES THAT USE THE MEXICAN PESO AS A FUNCTIONAL CURRENCY ARE TRANSLATED INTO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE FOR MONETARY ASSETS AND LIABILITIES, AND HISTORICAL EXCHANGE RATES FOR NONMONETARY ITEMS, WITH THE RELATED ADJUSTMENT INCLUDED IN THE CONSOLIDATED STATEMENT OF INCOME AS INTEGRAL RESULT OF FINANCING.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED
Final Printing

MEXICO CITY, D.F., FEBRUARY 25, 2010—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR FOURTH QUARTER AND FULL YEAR 2009. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

THE FOLLOWING INFORMATION SETS FORTH A CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2009 AND 2008, IN MILLIONS OF MEXICAN PESOS, AS WELL AS THE PERCENTAGE OF NET SALES THAT EACH LINE REPRESENTS AND THE PERCENTAGE CHANGE WHEN COMPARING 2009 WITH 2008:

CONSOLIDATED NET SALES

CONSOLIDATED NET SALES INCREASED 9.1% TO PS.52,352.5 MILLION IN 2009 COMPARED WITH PS.47,972.3 MILLION IN 2008. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, SKY, PAY TELEVISION NETWORKS, PROGRAMMING EXPORTS, OTHER BUSINESSES, AND TELEVISION BROADCASTING SEGMENTS, AND WAS PARTIALLY OFFSET BY A DECREASE IN THE SALES OF OUR PUBLISHING SEGMENT.

CONSOLIDATED OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED MARGINALLY BY 0.2% TO PS.15,156.9 MILLION IN 2009 COMPARED WITH PS.15,127.8 MILLION IN 2008. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.4,929.6 MILLION AND PS.4,311.1 MILLION IN 2009 AND 2008, RESPECTIVELY.

CONTROLLING INTEREST NET INCOME

CONTROLLING INTEREST NET INCOME DECREASED 23% TO PS.6,007.1 MILLION IN 2009 COMPARED WITH PS.7,803.7 MILLION IN 2008. THE NET DECREASE OF PS.1,796.6 MILLION PRIMARILY REFLECTED A PS.812.8 MILLION INCREASE IN OTHER EXPENSE, NET; AND A PS.2,142.4 MILLION INCREASE IN INTEGRAL COST OF FINANCING. THESE UNFAVORABLE VARIANCES WERE OFFSET BY I) A PS.29.1 MILLION INCREASE IN OPERATING INCOME; II) A PS.334.6 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; III) A PS.443.5 MILLION DECREASE IN INCOME TAXES; AND IV) A PS.351.4 MILLION DECREASE IN NONCONTROLLING INTEREST NET INCOME.

FOURTH-QUARTER RESULTS AND FULL-YEAR RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FOURTH-QUARTER RESULTS ENDED DECEMBER 31, 2009 AND 2008, AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2009 AND 2008, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE FOURTH-QUARTER 2009 AND 2008 AND FULL-YEAR RESULTS ENDED DECEMBER 31, 2009 AND 2008, ARE PRESENTED IN MILLIONS OF MEXICAN PESOS.

TELEVISION BROADCASTING

FOURTH-QUARTER SALES INCREASED 0.5% TO PS.6,746.5 MILLION COMPARED WITH PS.6,710.3 MILLION IN THE SAME PERIOD OF 2008.

FULL-YEAR SALES INCREASED 0.5% TO PS.21,561.6 MILLION COMPARED WITH PS.21,460.7 MILLION IN 2008. THIS MARGINAL INCREASE, WHICH EXCEEDED OUR GUIDANCE FOR THE YEAR, WAS ACHIEVED IN SPITE OF THE DIFFICULT ECONOMIC ENVIRONMENT AND A DIFFICULT COMPARISON RESULTING FROM THE BROADCAST OF THE 2008 OLYMPIC GAMES. RATINGS REMAINED STRONG DUE TO SUCCESSFUL TELENOVELAS SUCH AS “HASTA QUE EL DINERO NOS SEPARE” AND “MAÑANA ES PARA SIEMPRE”.

FOURTH-QUARTER OPERATING SEGMENT INCOME DECREASED 3.9% TO PS.3,345 MILLION COMPARED WITH PS.3,479.7 MILLION IN THE SAME PERIOD OF 2008, AND THE MARGIN WAS 49.6%.

FULL-YEAR OPERATING SEGMENT INCOME DECREASED 1.7% TO PS.10,323.9 MILLION COMPARED WITH PS.10,504.9 MILLION IN 2008; THE MARGIN WAS 47.9%. THE DROP IN MARGIN OF 100 BASIS POINTS WAS SMALLER THAN OUR INITIAL GUIDANCE OF A DROP IN MARGINS OF 200 TO 300 BASIS POINTS FOR THIS BUSINESS. THE DROP IN MARGINS IS PRIMARILY EXPLAINED BY THE NEGATIVE TRANSLATION EFFECT OF FOREIGN CURRENCY-DENOMINATED COSTS OF SALES AND OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FOURTH-QUARTER SALES INCREASED 6.1% TO PS.741.8 MILLION COMPARED WITH PS.699.3 MILLION IN THE SAME PERIOD OF 2008.

FULL-YEAR SALES INCREASED 23.7% TO PS.2,736.6 MILLION COMPARED WITH PS.2,212.5 MILLION IN 2008. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA AND HIGHER ADVERTISING SALES, AS WELL AS A POSITIVE TRANSLATION EFFECT OF FOREIGN CURRENCY-DENOMINATED SALES. AS OF DECEMBER 31, 2009, AND THROUGH OUR CABLE AND DTH AFFILIATES WORLDWIDE, OUR PAY TELEVISION NETWORKS BUSINESS REACHED 23 MILLION SUBSCRIBERS CARRYING AN AVERAGE OF FIVE TELEVISA PAY TV CHANNELS EACH.

FOURTH-QUARTER OPERATING SEGMENT INCOME DECREASED 6.2% TO PS.403 MILLION COMPARED WITH PS.429.8 MILLION IN THE SAME PERIOD OF 2008, AND THE MARGIN WAS 54.3%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 20.5% TO PS.1,660.4 MILLION COMPARED WITH PS.1,378.2 MILLION IN 2008, AND THE MARGIN WAS 60.7%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES, DRIVEN MAINLY BY INVESTMENTS MADE IN THE PRODUCTION AND LAUNCH OF NEW CHANNELS. IN THE THIRD QUARTER OF 2009, WE LAUNCHED OUR SPORTS PAY TV CHANNEL, TELEVISA DEPORTES NETWORK (“TDN”). AS PART OF THE LAUNCH OF TDN, THE NETWORK WILL CARRY ON AN EXCLUSIVE BASIS TEN OF THE 64 GAMES OF THE 2010 SOCCER WORLD CUP.

PROGRAMMING EXPORTS

FOURTH-QUARTER SALES INCREASED 4% TO PS.765.4 MILLION COMPARED WITH PS.735.8 MILLION IN THE SAME PERIOD OF 2008.

FULL-YEAR SALES INCREASED 16.8% TO PS.2,845.9 MILLION COMPARED WITH PS.2,437.2 MILLION IN 2008. THE ANNUAL INCREASE WAS ATTRIBUTABLE TO I) A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES AMOUNTING TO PS.432.8 MILLION; AND II)  HIGHER PROGRAMMING SALES TO LATIN AMERICA, EUROPE, ASIA AND AFRICA. THIS INCREASE WAS PARTIALLY OFFSET BY A DECREASE IN ROYALTIES FROM UNIVISION, FROM US$146.5 MILLION IN 2008 TO US$143 MILLION IN 2009.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 15.5% TO PS.379.1 MILLION COMPARED WITH PS.328.2 MILLION IN THE SAME PERIOD OF 2008, AND THE MARGIN REACHED A FOURTH-QUARTER RECORD-HIGH OF 49.5%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 33.5% TO PS.1,437.2 MILLION COMPARED WITH PS.1,076.8 MILLION IN 2008, REACHING A RECORD-HIGH MARGIN OF 50.5%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING

FOURTH-QUARTER SALES DECREASED 17.4% TO PS.945.3 MILLION COMPARED WITH PS.1,144.1 MILLION IN THE SAME PERIOD OF 2008.

FULL-YEAR SALES DECREASED 9.3% TO PS.3,356.1 MILLION COMPARED WITH PS.3,700.4 MILLION IN 2008. THE ANNUAL DECREASE WAS DRIVEN BY LOWER REVENUES FROM MAGAZINE CIRCULATION AND ADVERTISING PAGES SOLD ABROAD AS WELL AS IN MEXICO. THIS NEGATIVE IMPACT WAS PARTIALLY OFFSET BY A POSITIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES.

FOURTH-QUARTER OPERATING SEGMENT INCOME DECREASED 99.6% TO PS.1.1 MILLION COMPARED WITH PS.265.8 MILLION IN THE SAME PERIOD OF 2008, AND THE MARGIN WAS 0.1%.

FULL-YEAR OPERATING SEGMENT INCOME DECREASED 70.6% TO PS.190.7 MILLION COMPARED WITH PS.648.6 MILLION IN 2008, AND THE MARGIN WAS 5.7%. THIS DECREASE REFLECTS LOWER SALES AND HIGHER OPERATING EXPENSES DUE TO NON RECURRENT CHARGES SUCH AS AN INCREASE IN ALLOWANCES AND DOUBTFUL ACCOUNTS AND CERTAIN RESTRUCTURING COSTS, AS WELL AS A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS THAT WERE PARTIALLY COMPENSATED BY LOWER COST OF SALES, MAINLY IN COST OF PAPER AND PRINTING.

SKY

FOURTH-QUARTER SALES INCREASED 9.3% TO PS.2,637.5 MILLION COMPARED WITH PS.2,412.5 MILLION IN THE SAME PERIOD OF 2008. DURING THE QUARTER, SKY ADDED A TOTAL OF 143 THOUSAND SUBSCRIBERS OF WHICH 140 THOUSAND WERE IN MEXICO, THE HIGHEST GROWTH ON RECORD FOR A SINGLE QUARTER, AND THREE THOUSAND WERE IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC. THE GROWTH IN MEXICO IS EXPLAINED MAINLY BY THE SUCCESS OF SKY´S NEW LOW-COST OFFERINGS.

FULL-YEAR SALES INCREASED 9.2% TO PS.10,005.2 MILLION COMPARED WITH PS.9,162.2 MILLION IN 2008. THE ANNUAL INCREASE WAS DRIVEN BY I) AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO; II) GROWTH OF SKY OPERATIONS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC; AND III) HIGHER ADVERTISING REVENUES. AS OF DECEMBER 31, 2009, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,959,722 (INCLUDING 144,326 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,759,801 (INCLUDING 128,937 COMMERCIAL SUBSCRIBERS) AS OF DECEMBER 31, 2008. SKY CLOSED THE QUARTER WITH MORE THAN 137 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 5.4% TO PS.1,144.3 MILLION COMPARED WITH PS.1,085.7 MILLION IN THE SAME PERIOD OF 2008, AND THE MARGIN WAS 43.4%.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 1.4% TO PS.4,478.8 MILLION COMPARED WITH PS.4,416.8 MILLION IN 2008, AND THE MARGIN WAS 44.8%. THIS INCREASE REFLECTS HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES EXPLAINED PRIMARILY BY THE AMORTIZATION OF COSTS RELATED WITH THE EXCLUSIVE TRANSMISSION OF 24 MATCHES OF THE 2010 SOCCER WORLD CUP BY PS.220 MILLION.

CABLE AND TELECOM

FOURTH-QUARTER SALES INCREASED 21.7% TO PS.2,655 MILLION COMPARED WITH PS.2,181.6 MILLION IN THE SAME PERIOD OF 2008. THIS INCREASE INCLUDES THE CONSOLIDATION EFFECT OF CABLEVISION MONTERREY (“TVI”) STARTING OCTOBER 1, 2009. TVI REACHED 425 THOUSAND REVENUE GENERATING UNITS (RGUS) BY THE END OF 2009 AND REPRESENTED INCREMENTAL SALES OF PS.391 MILLION.

FULL-YEAR SALES INCREASED 39.5% TO PS.9,241.8 MILLION COMPARED WITH PS.6,623.4 MILLION IN 2008. THIS INCREASE WAS ATTRIBUTABLE TO I) THE ADDITION OF MORE THAN 350 THOUSAND RGUS IN CABLEVISIÓN AND CABLEMÁS DURING THE YEAR DRIVEN MAINLY BY THE SUCCESS OF OUR COMPETITIVE TRIPLE-PLAY BUNDLES; AND II) TO THE CONSOLIDATION OF CABLEMÁS SINCE JUNE 1, 2008 AND OF TVI. DURING THE YEAR, CABLEVISIÓN, CABLEMÁS, AND BESTEL NET SALES REACHED PS.3,378.8 MILLION, PS.3,649 MILLION, AND PS.1,823 MILLION, RESPECTIVELY.

FOURTH-QUARTER OPERATING SEGMENT INCOME INCREASED 15.3% TO PS.787 MILLION COMPARED WITH PS.682.4 MILLION IN THE SAME PERIOD OF 2008, AND THE MARGIN WAS 29.6%. THESE RESULTS INCLUDE THE CONSOLIDATION OF TVI, WHICH GENERATED OPERATING SEGMENT INCOME OF PS.135.5 MILLION.

FULL-YEAR OPERATING SEGMENT INCOME INCREASED 39.2% TO PS.2,971.9 MILLION COMPARED WITH PS.2,134.8 MILLION IN 2008, AND THE MARGIN WAS 32.2%. THESE RESULTS REFLECT HIGHER SALES IN THE CABLE PLATFORMS THAT WERE PARTIALLY OFFSET BY I) AN INCREASE IN ADVERTISING CAMPAIGNS AROUND TRIPLE-PLAY PACKAGES; II) A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED COSTS; III) THE COSTS INHERENT TO GROWTH IN THE SUBSCRIBER BASE; AND, IV) HIGHER COSTS AND EXPENSES RESULTING FROM CABLEMÁS AND TVI´S CONSOLIDATION. DURING THE YEAR, CABLEVISIÓN GENERATED OPERATING SEGMENT INCOME OF PS.1,248.9 MILLION, CABLEMÁS GENERATED OPERATING SEGMENT INCOME OF PS.1,369 MILLION, AND BESTEL GENERATED OPERATING SEGMENT INCOME OF PS.218.5 MILLION.

THE FOLLOWING INFORMATION SETS FORTH THE BREAKDOWN OF SUBSCRIBERS FOR EACH OF OUR THREE CABLE AND TELECOM SUBSIDIARIES.

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2009 AMOUNTED TO 632,061, 250,550 AND 133,829, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2009 AMOUNTED TO 912,825, 289,006 AND 146,406, RESPECTIVELY.

THE SUBSCRIBER BASE OF TVI OF VIDEO, BROADBAND AND TELEPHONY AS OF DECEMBER 31, 2009 AMOUNTED TO 237,062, 112,105 AND 75,779, RESPECTIVELY.

THE RGUS OF CABLEVISIÓN , CABLEMÁS AND TVI  AS OF DECEMBER 31, 2009 AMOUNTED TO 1,016,440, 1,348,237  AND 424,946, RESPECTIVELY.

OTHER BUSINESSES

FOURTH-QUARTER SALES INCREASED 11.9% TO PS. 959.4 MILLION COMPARED WITH PS.857.7 MILLION IN THE SAME PERIOD OF 2008.

FULL-YEAR SALES INCREASED 7.8% TO PS.3,771.4 MILLION COMPARED WITH PS.3,498.5 MILLION IN 2008. THE ANNUAL INCREASE WAS DRIVEN BY HIGHER SALES IN OUR GAMING, SOCCER AND INTERNET BUSINESSES, WHICH WERE PARTIALLY OFFSET BY A DECREASE IN SALES IN OUR FEATURE-FILM DISTRIBUTION, PUBLISHING DISTRIBUTION, AND RADIO BUSINESSES.

FOURTH-QUARTER OPERATING SEGMENT LOSS INCREASED 33.7% TO A LOSS OF PS.218.2 MILLION COMPARED WITH A LOSS OF PS.163.2 MILLION IN THE SAME PERIOD OF 2008.

FULL-YEAR OPERATING SEGMENT LOSS INCREASED 31% TO PS.318.2 MILLION COMPARED WITH PS.242.9 MILLION IN 2008, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT OPERATIONS

INTERSEGMENT OPERATIONS FOR 2009 AND 2008 AMOUNTED TO PS.1,166.1 MILLION AND PS.1,122.6 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN 2009 AND 2008 AMOUNTED TO PS.375.7 MILLION AND PS.222 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES, AND IS RECOGNIZED OVER THE VESTING PERIOD.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, IN THE YEAR ENDED DECEMBER 31, 2009, PRIMARILY INCLUDED IMPAIRMENT ADJUSTMENTS TO INTANGIBLE ASSETS, PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION, DONATIONS, AND DISPOSITION OF PROPERTY AND EQUIPMENT.

OTHER EXPENSE, NET, INCREASED BY PS.812.8 MILLION, OR 85.4%, TO PS.1,764.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2009, COMPARED TO PS.952.1 MILLION FOR THE YEAR ENDED DECEMBER 31, 2008. THIS INCREASE REFLECTED PRIMARILY I) HIGHER NON-CASH IMPAIRMENT ADJUSTMENTS MADE TO THE CARRYING VALUE OF GOODWILL OF CERTAIN BUSINESSES IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING AND PUBLISHING SEGMENTS, AND TRADEMARKS IN OUR PUBLISHING SEGMENT; II) THE ABSENCE OF OTHER INCOME RECOGNIZED IN 2008, DERIVED FROM A LITIGATION SETTLEMENT IN JANUARY 2009; AND III) AN INCREASE IN LOSS ON DISPOSITION OF PROPERTY AND EQUIPMENT. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A DECREASE IN PROFESSIONAL SERVICES IN CONNECTION WITH CERTAIN LITIGATION.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.2,142.4 MILLION, TO PS.2,973.3 MILLION FOR THE YEAR ENDED DECEMBER 31, 2009 FROM PS.830.9 MILLION FOR THE YEAR ENDED DECEMBER 31, 2008. THIS INCREASE REFLECTED I) A PS.1,576 MILLION INCREASE IN FOREIGN EXCHANGE LOSS RESULTING FROM THE UNFAVORABLE EFFECT OF A 5.5% APPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2009 VERSUS A 26.7% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN 2008, PRIMARILY ON FOREIGN-CURRENCY HEDGE CONTRACTS; II) A PS.320 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER AVERAGE PRINCIPAL AMOUNT OF LONG-TERM DEBT IN 2009; AND III) A PS.246.4 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A REDUCTION OF INTEREST RATES APPLICABLE TO CASH EQUIVALENTS AND TEMPORARY INVESTMENTS IN 2009.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.334.6 MILLION, OR 31.9%, TO PS.715.3 MILLION IN 2009 COMPARED TO PS.1,049.9 MILLION IN 2008. THIS DECREASE REFLECTED MAINLY A REDUCTION IN EQUITY IN LOSSES OF I) VOLARIS, OUR 25% INTEREST IN A LOW-COST CARRIER AIRLINE WITH A CONCESSION TO OPERATE IN MEXICO; AND II) LA SEXTA, OUR 40% INTEREST IN A FREE-TO-AIR TELEVISION CHANNEL IN SPAIN. EQUITY IN LOSSES OF AFFILIATES, NET, FOR THE YEAR ENDED DECEMBER 31, 2009, IS COMPRISED FOR THE MOST PART BY THE EQUITY IN LOSS OF LA SEXTA, WHICH WAS PARTIALLY OFFSET BY THE EQUITY IN EARNINGS OF OTHER ASSOCIATES.

INCOME TAXES

INCOME TAXES DECREASED BY PS.443.5 MILLION, OR 12.4%, TO PS.3,120.7 MILLION IN 2009 FROM PS.3,564.2 MILLION IN 2008. THIS DECREASE REFLECTED A LOWER CORPORATE INCOME TAX BASE, WHICH WAS OFFSET BY A HIGHER CORPORATE INCOME TAX RATE.

NON-CONTROLLING INTEREST NET INCOME

NON-CONTROLLING INTEREST NET INCOME DECREASED BY PS.351.4 MILLION, OR 37.9%, TO PS.575.6 MILLION IN 2009, FROM PS.927 MILLION IN 2008. THIS DECREASE PRIMARILY REFLECTED A LOWER PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY NONCONTROLLING EQUITY OWNERS IN OUR SKY SEGMENT, AS WELL AS A HIGHER PORTION OF CONSOLIDATED NET LOSS ATTRIBUTABLE TO INTERESTS HELD BY NONCONTROLLING STOCKHOLDERS IN OUR CABLE AND TELECOM SEGMENT.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

DURING 2009, WE INVESTED APPROXIMATELY US$499.3 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$239 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$128.8 MILLION FOR OUR SKY SEGMENT, US$17.5 MILLION FOR OUR GAMING BUSINESS, AND US$114 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES. IN ADDITION, WE MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH OUR 40% INTEREST IN LA SEXTA IN THE AMOUNT OF €35.7 MILLION (PS.663.1 MILLION).

OUR INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT IN OUR CABLE AND TELECOM SEGMENT DURING 2009 INCLUDED APPROXIMATELY US$128.3 MILLION FOR CABLEVISIÓN, US$77.6 MILLION FOR CABLEMÁS, US$19 MILLION FOR TVI, AND US$14.1 MILLION FOR BESTEL.

DEBT AND CAPITAL LEASE OBLIGATIONS

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.43,416.2 MILLION AND PS.38,901 MILLION AS OF DECEMBER 31, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,433 MILLION AND PS.2,270.4 MILLION, RESPECTIVELY.

ADDITIONALLY, WE HAD CAPITAL LEASE OBLIGATIONS IN THE AMOUNT OF PS.1,401.8 MILLION AND PS.1,373.8 MILLION AS OF DECEMBER 31, 2009 AND 2008, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.235.3 MILLION AND PS.151.6 MILLION, RESPECTIVELY.

AS OF DECEMBER 31, 2009 AND 2008, OUR CONSOLIDATED NET (DEBT) CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS LESS TOTAL DEBT) WAS PS.(576.3) MILLION AND PS.3,812.5 MILLION, RESPECTIVELY. THE AGGREGATE AMOUNT OF NONCURRENT HELD-TO-MATURITY AND AVAILABLE-FOR-SALE INVESTMENTS AS OF DECEMBER 31, 2009 AND 2008 WAS PS.3,996.1 MILLION AND PS.809.1 MILLION, RESPECTIVELY.

DIVIDENDS

ADDITIONALLY TO THE DIVIDEND PAID IN MAY 2009, ON DECEMBER 10, 2009, OUR STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND OF PS.1.35 PER CPO, WHICH WAS PAID IN CASH IN DECEMBER 2009 IN THE AMOUNT OF PS.3,980.8 MILLION.

SHARES REPURCHASED AND OUTSTANDING

DURING 2009, WE REPURCHASED APPROXIMATELY 13.3 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.705.1 MILLION. AS OF DECEMBER 31, 2009 AND 2008, OUR SHARES OUTSTANDING AMOUNTED TO 327,230.6 MILLION AND 328,392.8 MILLION SHARES, RESPECTIVELY; AND OUR CPO EQUIVALENTS OUTSTANDING AMOUNTED TO 2,796.8 MILLION AND 2,806.8 MILLION CPO EQUIVALENTS, RESPECTIVELY. NOT ALL OF OUR SHARES ARE IN THE FORM OF CPOS. THE NUMBER OF CPO EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF SHARES OUTSTANDING BY 117.

AS OF DECEMBER 31, 2009 AND 2008, THE GDS (GLOBAL DEPOSITARY SHARES) EQUIVALENTS OUTSTANDING AMOUNTED TO 559.4 MILLION AND 561.4 MILLION GDS EQUIVALENTS, RESPECTIVELY. THE NUMBER OF GDS EQUIVALENTS IS CALCULATED BY DIVIDING THE NUMBER OF CPO EQUIVALENTS BY FIVE.

ADVERTISING SALES PLAN

AS OF DECEMBER 31, 2009 WE HAD RECEIVED AGGREGATE UPFRONT ADVERTISING DEPOSITS FOR TELEVISION ADVERTISING OF APPROXIMATELY PS.17,810.4 MILLION, REPRESENTING A 5.5% INCREASE COMPARED WITH THE PRIOR YEAR. APPROXIMATELY 64.2% OF THE ADVANCE DEPOSITS AS OF DECEMBER 31, 2009, WERE IN THE FORM OF SHORT-TERM, NON-INTEREST-BEARING NOTES RECEIVABLE MATURING THE FOLLOWING YEAR, WITH THE REMAINDER CONSISTING OF CASH DEPOSITS. THE WEIGHTED-AVERAGE MATURITY OF THESE NOTES WAS 4.5 MONTHS.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN 2009, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.4%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.8%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.8%.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B. IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF AN INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.         ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEARS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2008, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE YEAR ENDED DECEMBER 31, 2009.

EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF CABLEMÁS, S.A. DE C.V. AND SUBSIDIARIES (COLLECTIVELY, “CABLEMÁS”) IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

EFFECTIVE OCTOBER 1, 2009, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF TELEVISIÓN INTERNACIONAL, S.A. DE C.V. AND SUBSIDIARIES (COLLECTIVELY, “TVI”) IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN TVI BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF DECEMBER 31 CONSISTED OF:
	2009		2008
BUILDINGS	Ps.	9,424,738	Ps.	9,364,648
BUILDING IMPROVEMENTS		1,670,084		1,813,972
TECHNICAL EQUIPMENT		38,838,481		34,293,372
SATELLITE TRANSPONDERS		1,789,890		1,789,890
FURNITURE AND FIXTURES		836,038		849,074
TRANSPORTATION EQUIPMENT		1,559,816		1,657,389
COMPUTER EQUIPMENT		3,089,962		2,480,803
LEASEHOLD IMPROVEMENTS		1,383,541		1,168,194
		58,592,550		53,417,342
ACCUMULATED DEPRECIATION		(32,145,471)		(28,551,534)
		26,447,079		24,865,808
LAND		4,648,171		4,867,621
CONSTRUCTION AND PROJECTS IN PROGRESS		1,976,214		1,064,969
	Ps.	33,071,464	Ps.	30,798,398

DEPRECIATION CHARGED TO INCOME FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 WAS PS.4,390,339 AND PS.3,867,182, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF DECEMBER 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2009				2008
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS	THOUSANDS OF U.S. DOLLARS			MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	941,119	U.S.$	71,951	Ps.	995,802
6.0% SENIOR NOTES DUE 2018 (A)	500,000			6,540,000	500,000			6,920,000
6.625% SENIOR NOTES DUE 2025 (A)	600,000			7,848,000	600,000			8,304,000
8.5% SENIOR NOTES DUE 2032 (A)	300,000			3,924,000	300,000			4,152,000
8.49% SENIOR NOTES DUE 2037 (A)	-			4,500,000	-			4,500,000
9.375% SENIOR GUARANTEED NOTES DUE 2015 (B)	174,700			2,285,076	174,700			2,417,848
6.625% SENIOR NOTES DUE 2040 (A)	600,000			7,848,000	-			-
	U.S.$	2,246,651	Ps.	33,886,195	U.S.$	1,646,651	Ps.	27,289,650

(A)
THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032, 2037 AND 2040, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97%, 8.94%, 8.93% AND 6.97% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025, 2037 AND 2040, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. OR MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. ON FEBRUARY 16, 2010, THE COMPANY ANNOUNCED THE COMMENCEMENT OF ITS OFFER TO EXCHANGE UP TO U.S.$600 MILLION OF ITS OUTSTANDING 6.625% SENIOR NOTES DUE 2040 FOR A LIKE PRINCIPAL AMOUNT OF ITS 6.625% SENIOR EXCHANGE NOTES DUE 2040, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE EXCHANGE OFFER WILL EXPIRE ON MARCH 16, 2010, UNLESS EXTENDED BY THE COMPANY.

(B)
THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS, DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

4.        CONTINGENCIES:

ON JANUARY 22, 2009, THE COMPANY AND UNIVISION COMMUNICATIONS INC. (“UNIVISION”) ANNOUNCED AN AMENDMENT TO THEIR PROGRAM LICENSE AGREEMENT. IN CONNECTION WITH THIS AMENDMENT, TELEVISA, S.A. DE C.V. AND UNIVISION AGREED TO DISMISS ALL CLAIMS IN THE DISTRICT COURT ACTION, WITH THE EXCEPTION OF THE UNIVISION INTERNET COUNTERCLAIM.

THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE CONTROLLING INTEREST STOCKHOLDERS' EQUITY AS OF DECEMBER 31 IS ANALYZED AS FOLLOWS:

	2009				2008
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS			RESTATED PESOS (1)
CAPITAL STOCK ISSUED	Ps.	2,368,792	Ps.	10,019,859	Ps.	2,378,506		Ps.10,060,950
ADDITIONAL PAID-IN CAPITAL	3,841,792		4,547,944		3,841,792			4,547,944
LEGAL RESERVE	1,197,574		2,135,423		1,197,574			2,135,423
UNAPPROPRIATED EARNINGS	14,371,550		17,244,674		15,030,344			19,595,259
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES	3,547,067		4,217,466		3,512,112			4,177,941
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET	—		(815,641)		—			(993,898)
NET INCOME FOR THE YEAR	—		6,007,143		—			7,803,652
SHARES REPURCHASED	(4,550,762)		(5,187,073)		(5,292,582)			(5,308,429)
TOTAL CONTROLLING INTEREST STOCKHOLDERS’ EQUITY			Ps.	38,169,795			Ps.	42,018,842

            (1) A RESTATEMENT FOR INFLATION EFFECTS WAS RECOGNIZED BY THE COMPANY THROUGH DECEMBER 31, 2007, IN ACCORDANCE WITH MEXICAN FRS.

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF PS.0.75 PER CPO AND PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

IN APRIL 2009, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.5,204,575, WHICH CONSISTED OF PS.1.75 PER CPO AND PS.0.014957264957 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN MAY 2009 IN THE AGGREGATE AMOUNT OF PS.5,183,020; AND (II) THE CANCELLATION OF APPROXIMATELY 1,421.2 MILLION SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 12.1 MILLLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2008.

IN DECEMBER 2009, THE COMPANY’S STOCKHOLDERS APPROVED THE PAYMENT OF A DIVIDEND FOR AN AGGREGATE AMOUNT OF UP TO PS.4,000,000, WHICH CONSISTED OF PS.1.35 PER CPO AND PS.0.011538461538 PER SHARE, NOT IN THE FORM OF A CPO, WHICH WAS PAID IN CASH IN DECEMBER 2009 IN THE AGGREGATE AMOUNT OF PS.3,980,837.

AS OF DECEMBER 31, 2009 THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	119,879,076,425	8,349,099,885	111,529,976,540
SERIES “B” SHARES	55,995,375,176	4,414,756,373	51,580,618,803
SERIES “D” SHARES	85,333,686,865	3,273,669,719	82,060,017,146
SERIES “L” SHARES	85,333,686,865	3,273,669,719	82,060,017,146
	346,541,825,331	19,311,195,696	327,230,629,635

THE COMPANY’S SHARES REPURCHASED BY THE COMPANY, AND THE COMPANY’S SHARES HELD BY TRUSTS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN ARE PRESENTED AS A CHARGE TO THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY AS OF DECEMBER 31, 2009,  AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	1,553,502,600	-	1,553,502,600	PS.	705,068
HELD BY A COMPANY’S SUBSIDIARY TRUST (2)	3,072,613,869	537,563,559	3,610,177,428	926,282
HELD BY A COMPANY’S TRUST (3)	6,317,293,554	7,830,222,114	14,147,515,668	3,142,065
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	413,658
	10,943,410,023	8,367,785,673	19,311,195,696	PS.	5,187,073

(1)	DURING THE YEAR ENDED DECEMBER 31, 2009, THE COMPANY REPURCHASED 1,553,502,600 SHARES IN THE FORM OF 13,277,800 CPOS, IN THE AGGREGATE AMOUNT OF PS.705,068.
(2)
IN JANUARY 2009 THE COMPANY RELEASED 4,773,600 SHARES IN THE FORM OF 40,800 CPOS, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN, IN THE AMOUNT OF PS.371. DURING THE FIRST HALF OF 2009, A SPECIAL PURPOSE TRUST ACQUIRED 70,200,000 COMPANY’S SHARES IN THE FORM OF 600,000 CPOS, IN THE AMOUNT OF PS.21,220.  IN SECOND QUARTER 2009, THIS SPECIAL PURPOSE TRUST WAS DESIGNATED, IN CONJUNCTION WITH ALL OF ITS REMAINING COMPANY’S SHARES, A TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN.

(3)
IN JANUARY 2009, THE COMPANY RELEASED 1,369,593,459 SHARES IN THE FORM OF 11,705,927 CPOS IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN, IN THE AMOUNT OF PS.75,835, DURING THE YEAR ENDED DECEMBER 31, 2009, A TRUST FOR THE COMPANY’S LONG-TERM RETENTION PLAN ACQUIRED 991,083,600 COMPANY’S SHARES IN THE FORM OF 8,470,800 CPOS, IN THE AMOUNT OF PS.422,386.

(4)	IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN THE CONTROLLING INTEREST STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.371,783 FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.	REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES WAS OUTSTANDING AS OF DECEMBER 31, 2009.

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.	INTEGRAL RESULT OF FINANCING:

INTEGRAL RESULT OF FINANCING FOR THE YEARS ENDED DECEMBER 31 CONSISTED OF:

	2009		2008
INTEREST EXPENSE (1)	Ps.	3,136,411	Ps.	2,816,369
INTEREST INCOME	(1,053,411)		(1,299,789)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)	890,254		(685,698)
	Ps.	2,973,254	Ps.	830,882

(1) INTEREST EXPENSE INCLUDES IN 2009 AND 2008 A NET LOSS FROM RELATED DERIVATIVE CONTRACTS OF PS.123,242 AND PS.1,741, RESPECTIVELY.
(2) INCLUDES IN 2009 AND 2008 A NET LOSS (GAIN) FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.529,621 AND PS.(889,562), RESPECTIVELY.

8.	DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF DECEMBER 31 WAS DERIVED FROM:

	2009		2008
ASSETS:
ACCRUED LIABILITIES	Ps.	784,505	Ps.	775,913
GOODWILL	1,410,699		1,062,680
TAX LOSS CARRYFORWARDS	863,888		805,779
ALLOWANCE FOR DOUBTFUL ACCOUNTS	457,553		339,977
CUSTOMER ADVANCES	832,229		802,919
OTHER ITEMS	153,150		269,670
EFFECT OF CHANGE OF INCOME TAX RATE	68,871		-
	4,570,895		4,056,938
LIABILITIES:
INVENTORIES	(85,988)		(259,418)
PROPERTY, PLANT AND EQUIPMENT, NET	(1,780,398)		(1,520,432)
OTHER ITEMS	(1,146,915)		(1,539,708)
TAX LOSSES OF SUBSIDIARIES, NET	(161,686)		(465,294)
	(3,174,987)		(3,784,852)
DEFERRED INCOME TAX OF MEXICAN COMPANIES	1,395,908		272,086
DEFERRED TAX OF FOREIGN SUBSIDIARIES	12,283		(81,575)
ASSETS TAX	891,117		891,094
VALUATION ALLOWANCE	(3,641,083)		(3,386,861)
FLAT RATE BUSINESS TAX	(8,334)		40,095
DIVIDENDS DISTRIBUTED AMONG GROUP’S ENTITIES	(548,503)		-
DEFERRED TAX LIABILITY	Ps.	(1,898,612)	Ps.	(2,265,161)

DEFERRED TAX LIABILITY CURRENT PORTION	Ps.	(133,231)	Ps.	-
DEFERRED TAX LIABILITY LONG-TERM	(1,765,381)		(2,265,161)
	Ps.	(1,898,612)	Ps.	(2,265,161)

9.	DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, WERE RECOGNIZED IN INCOME FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008.

10.	QUARTERLY NET RESULTS:

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED DECEMBER 31, 2009 ARE AS FOLLOWS:

QUARTER	ACCUMULATED		QUARTER

1 / 09	PS.	978,031	PS.	978,031
2 / 09	2,804,952		1,826,921
3 / 09	4,819,006		2,014,054
4 / 09	6,007,143		1,188,137

11.	INFORMATION BY SEGMENTS:

INFORMATION BY SEGMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008 IS AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT INCOME (LOSS)
2009:
TELEVISION BROADCASTING	Ps.	21,561,636	Ps.	(51,581)	Ps.	21,613,217	Ps.	10,323,899
PAY TELEVISION NETWORKS	2,736,579		1,009,774		1,726,805		1,660,364
PROGRAMMING EXPORTS	2,845,918		16,915		2,829,003		1,437,220
PUBLISHING	3,356,056		15,510		3,340,546		190,709
SKY	10,005,216		15,227		9,989,989		4,478,847
CABLE AND TELECOM	9,241,787		65,174		9,176,613		2,971,868
OTHER BUSINESSES	3,771,444		95,116		3,676,328		(318,201)
SEGMENTS TOTALS	53,518,636		1,166,135		52,352,501		20,744,706
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(1,166,135)		(1,166,135)		-		(658,249)
DEPRECIATION AND AMORTIZATION EXPENSE	-		-		-		(4,929,589)
CONSOLIDATED TOTAL	Ps.	52,352,501	Ps.	-	Ps.	52,352,501	Ps.	15,156,868	(1)

2008:
TELEVISION BROADCASTING	Ps.	21,460,653	Ps.	296,012	Ps.	21,164,641	Ps.	10,504,876
PAY TELEVISION NETWORKS	2,212,502		692,388		1,520,114		1,378,152
PROGRAMMING EXPORTS	2,437,237		26,410		2,410,827		1,076,769
PUBLISHING	3,700,361		14,436		3,685,925		648,626
SKY	9,162,172		8,010		9,154,162		4,416,783
CABLE AND TELECOM	6,623,367		6,271		6,617,096		2,134,813
OTHER BUSINESSES	3,498,615		79,102		3,419,513		(242,812)
SEGMENT TOTALS	49,094,907		1,122,629		47,972,278		19,917,207
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES	(1,122,629)		(1,122,629)		-		(478,285)
DEPRECIATION AND AMORTIZATION EXPENSE	-		-		-		(4,311,115)
CONSOLIDATED TOTAL	Ps.	47,972,278	Ps.	-	Ps.	47,972,278	Ps.	15,127,807	(1)

(1)	CONSOLIDATED TOTALS REPRESENT CONSOLIDATED OPERATING INCOME.

THE GROUP’S PUBLISHING DISTRIBUTION BUSINESS WAS PRESENTED AS A SEPARATE REPORTABLE BUSINESS THROUGH SECOND QUARTER 2008, AND WAS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT IN THIRD QUARTER 2008, SINCE ITS OPERATIONS BECAME NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE.

12.	INVESTMENTS:

IN THE YEAR ENDED DECEMBER 31, 2009, THE GROUP MADE CAPITAL CONTRIBUTIONS IN CONNECTION WITH ITS 40.5% INTEREST IN LA SEXTA AND ITS 25% INTEREST IN VOLARIS IN THE AGGREGATE AMOUNT OF €35.7 MILLION (PS.663,082) AND U.S.$5 MILLION (PS.69,000), RESPECTIVELY.

13.	OTHER STOCKHOLDERS TRANSACTIONS:

IN FEBRUARY 2009, THE GROUP ACQUIRED A PORTION OF NONCONTROLLING INTEREST IN CABLEMÁS TO INCREASE ITS INTEREST IN THIS SUBSIDIARY FROM 54.5% TO 58.3%.

IN APRIL 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.2,000,000, OF WHICH PS.826,669 WAS PAID TO ITS MINORITY EQUITY OWNERS.

IN JUNE 2009, THE STOCKHOLDERS OF EMPRESAS CABLEVISIÓN, S.A.B. DE C.V. MADE A CAPITAL CONTRIBUTION IN CASH TO INCREASE THE CAPITAL STOCK OF THIS COMPANY’S SUBSIDIARY IN THE AGGREGATE AMOUNT OF PS.3,699,652, OF WHICH PS.1,812,675 WAS CONTRIBUTED BY NON-CONTROLLING STOCKHOLDERS.

IN NOVEMBER 2009, THE HOLDING COMPANIES OF THE SKY SEGMENT PAID A DIVIDEND TO ITS EQUITY OWNERS IN THE AGGREGATE AMOUNT OF Ps.750,000, OF WHICH PS.310,000 WAS PAID TO ITS MINORITY EQUITY OWNERS.

14.	FINANCING TRANSACTIONS:

IN MARCH 2009, THE COMPANY ENTERED INTO A PURCHASE AGREEMENT WITH THE HOLDER OF A U.S.$80 MILLION NON-INTEREST BEARING PROMISSORY NOTE PAYABLE ISSUED BY A COMPANY’S SUBSIDIARY WITH A MATURITY IN AUGUST 2009.

IN MAY 2009, THE COMPANY REPAID A BANK LOAN AT ITS MATURITY IN THE PRINCIPAL AMOUNT OF PS.1,162,460.

IN NOVEMBER 2009, THE COMPANY ISSUED 6.625% SENIOR NOTES DUE 2040 IN THE PRINCIPAL AMOUNT OF U.S.$600 MILLION (SEE NOTE 3).

15.	SUBSEQUENT EVENT:

ON FEBRUARY 15, 2010, THE COMPANY AND NII HOLDINGS, INC. ANNOUNCED THAT THEY SIGNED AN AGREEMENT UNDER WHICH, AMONG OTHER TRANSACTIONS, THE GROUP WILL INVEST U.S.$1,440 MILLION IN CASH FOR A 30% EQUITY STAKE IN COMUNICACIONES NEXTEL DE MÉXICO, S.A. DE C.V. (“NEXTEL MEXICO”), AS FOLLOWS: U.S.$1,140 MILLION IN 2010 AND THE REMAINING INVESTMENT IN THREE EQUAL ANNUAL INSTALLMENTS. THE GROUP’S INVESTMENT AND OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT ARE CONDITIONED UPON THE NEXTEL MEXICO AND THE GROUP CONSORTIUM BEING AWARDED LICENSES TO USE SPECIFIED AMOUNTS OF SPECTRUM IN THE UPCOMING SPECTRUM AUCTIONS IN MEXICO AND OTHER CUSTOMARY CLOSING CONDITIONS.

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   DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE  OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN		SALVI FOLCH VIADERO
PRESIDENT AND CHIEF EXECUTIVE		CHIEF FINANCIAL OFFICER
OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MÉXICO, D.F., FEBRUARY 25, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: March 2, 2010	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President